Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

A word from BOB BUSCH PRESIDENT AND COO

January 19, 2005

Services Company Update: PSEG/Exelon Merger

In the month since the proposed merger with Exelon was announced, there has been a great deal of speculation about how this will affect PSEG, particularly those of us in the Services Corporation.

From a business perspective, this merger will enable two major energy companies to combine talents and assets to produce a premier energy company that will no doubt be the best electric and gas company in the United States. Many of you have said that we have been doing just fine on our own for 100 years, so why did we have to merge now?

The answer is that the energy industry, like so many others, has changed dramatically in the past five years. Spurred by the changes brought about by deregulation, companies are consolidating and reorganizing to achieve competitive advantage. For several years now, the senior leaders of this company have consistently said that it was highly likely that we would enter into some form of transaction with another energy company. We could not have wanted a better outcome than to partner with Exelon. We share the same values and high standards of excellence, along with our commitments to shareholders, customers, employees and the communities we serve.

Nonetheless, the question uppermost on everyone’s minds is ‘How will this merger affect me?’ Questions have been coming in to the MergerQuestions website, as well as to supervisors, managers and senior leaders. There has been some frustration that answers were not forthcoming. The reason is that we don’t know all the answers at this point. Many of the details of the merger will be worked out and refined over the course of the next year.

I want to stress that the leadership of PSEG is firmly committed to telling you the truth — when we can tell you. There are times when information is confidential, such as the negotiation period leading up to the merger announcement. At other times, decisions have not been finalized. It would only add to everyone’s anxiety to tell you part of the story or information that could change.

Until the merger is approved — or in the event that it does not go through — the Services Company must continue to support the Operating Companies and Enterprise to insure that we have a stand-alone company that has value for shareholders, customers and employees. Much of the time, it will be ‘business as usual’. But some of our work is bound to change. We are in the process of rethinking our goals for 2005. These will be communicated to you are soon as they are finalized.

No doubt the most difficult part of this transition is the potential impact on people’s careers. At this point, we don’t yet know what’s going to happen or where various job functions will be located. And we can’t presume to advise you what to do. But we can promise you that we will give you the information you need as soon as it is available so that you can make informed decisions about your careers. From my own experience I can tell you that those people who remain positive, flexible and focused on the business at hand will undoubtedly fare best during these uncertain times. Expect more frequent communications in the weeks to keep you informed about the latest developments.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, of Public Service Enterprise Group Incorporated and Exelon Corporation, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation

Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.